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                                                                   EXHIBIT 99.5



                           SYNTHETIC INDUSTRIES, L.P.
                               309 LaFayette Road
                           Chickamauga, Georgia 30707
                                 (706) 375-3121




                                                 September _, 1997


Dear Limited Partners of Synthetic Industries, L.P.

As you know, we have been working on a plan to provide liquidity for your partnership interest, allowing you to convert your investment into cash, marketable shares of Synthetic Industries, Inc. or a combination of both. We have now developed an Agreement and Plan of Withdrawal and Dissolution which provides these options. It is described in detail in the enclosed Joint Proxy Statement and Prospectus. I urge you to read it fully and carefully.

We believe we have designed the Plan to balance the needs of those who wish to sell now with those who prefer their interest distributed to them as marketable shares, without imposing unfavorable tax consequences on anyone. We do not believe it is possible to sell large amounts of your shares at the same time or just before many other freely marketable shares are distributed without adversely affecting the market value of the shares. Of necessity, shares will be distributed to Limited Partners gradually after the sale by those of you who elect to sell now.

Unfortunately, the requirements of our Partnership Agreement, the complexities of the tax laws and our goal of providing you the option to "sell or hold" produced a complicated Plan and the voluminous documents that accompany this letter. Although the task of reading them may seem daunting, I urge you to give them careful consideration. We have spent a great deal of time and effort in preparing materials that inform you fully about the choices you are being asked to make.

Your vote on the Plan is important. Please read the enclosed meeting notice and follow the instructions carefully. If you have questions or need assistance, please call D.F. King & Co., Inc., the Solicitation Agent, at (800) 488-8095 or write to them at 77 Water Street, New York, New York 10005.


                                       Very truly yours,




                                       SYNTHETIC INDUSTRIES, L.P.